

December 5, 2013

Via E-mail
Nicholas S. Schorsch
Chief Executive Officer
American Realty Capital Properties, Inc.
405 Park Avenue
New York, New York 10022

>   **Re: American Realty Capital Properties, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed November 5, 2013**
>   **File No. 333-192106**

Dear Mr. Schorsch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update your financial information consistent with Rule 3-12 of Regulation S-X. We also note that subsequent to the filing of this registration statement on Form S-4, you have updated the financial information of your probable acquisitions and filed this information on Form 8-K/A. Please remember to update your list of filings that are incorporated by reference to include these filings on Form 8-K/A.

2.   To the extent that any relevant terms of any anticipated debt issuances are known, although not necessarily finalized, please disclose such material terms including related interest rates, maturity dates, collateral requirements (if any), and any other material terms. This disclosure should include, though not necessarily be limited to, the $755 million for the ARCT IV merger, $2.75 billion for the Cole Merger, the $300 million for the Fortress Portfolio and the $145.7 million for the Inland Portfolio

3.   In light of the anticipated debt issuances, please provide a table of contractual obligation on a pro forma basis. Your revised disclosure should include pro forma contractual obligations, including interest payments, disaggregated by less than 1 year, 1-3 years, 3-5 years, and more than 5 years.

4.   Please provide us with copies of the "board books" or similar documentation provided to the boards and management in connection with the proposed transaction. Such materials should include all presentations made by the financial advisors.

Q: How will ARCP fund the cash portion of the merger consideration?, page 2

5.   If other mergers will be pending during the voting period for shareholders of both companies, please revise to discuss the source of funds for the cash portion of such mergers.

6.   Please file the documents evidencing financings that are material to the transactions contemplated.

7.   Please revise your disclosure, where applicable, to discuss whether or not ARCP and Cole are in compliance with their financial and debt covenants.

Q: Why is ARCP proposing the merger?, page 3

8.   We note your disclosure that "larger REITs tend to trade at better multiples." Please revise the disclosure, in the section starting on page 113, to discuss in greater detail.

If a Cole stockholder elects to receive common stock of ARCP…., page 4

9.   After you have updated your pro forma financial information, please tell us whether, based on that disclosure, your anticipated increase to $1.00 per share is covered by your operating cash flow.

Certain Fees and Expense Reimbursement Payable in Connection with the Merger, page 20

10.   Please tell us whether these are all the material fees and expensive reimbursements payable in connection with the merger.

ARCP's credit facility contains provisions that could limit ARCP's ability… page 53

11.   Please tell us whether ARCP has, in the past, been unable to satisfy the conditions required to make restricted payments with respect to its credit facility.

ARCP and Cole Face Other Risks, page 57

12.   Please delete the statement that the "risks listed above are not exhaustive" and revise to include all material risks related to the merger and the company.

Recommendation of the ARCP and Cole Boards, pages 113-121

13.   We note the risk factors concerning debt levels post-merger. For each, please discuss how the total increase in debt, if any, was considered by the respective boards.

Certain Prospective Financial Information of Cole, page 139

14.   Please revise the table on page 140 to also provide the historical financial data for Cole or advise.

Letter Agreements, page 147

15.   Please clarify whether the payment to each Letter Agreement Executive will be in the form of ARCP shares. In this regards, we note your disclosure in Note 3 on page 151.

Unaudited Pro Forma Condensed Consolidated Financial Information, page F-1

Unaudited Pro Forma Consolidated Balance Sheet, pages F-4 – F-7

16.   We note your column for Cole Merger Related Adjustments. Please tell us how you determined it was not necessary to provide a pro forma adjustment for the fair value of Investments in unconsolidated entities. Further, please tell us why you continue to record Acquired below market lease intangibles at the amount from the historical balance sheet of Cole.

Notes to Unaudited Pro Forma Consolidated Balance Sheet, pages F-8 – F-13

17.   As communicated in correspondence dated November 1, 2013, we note that due to the complexity of the conversion features, you will need the assistance of a third party specialist to assist in the determination of whether a derivative exists and the value if such a derivative exists.   You indicate that such an analysis has not yet been completed. However, you have determined that the impact of this potential bifurcated derivative is not material to the pro forma financial statements. Please clarify how you are able to arrive at such a conclusion when an evaluation of whether a derivative exists and the valuation of such a derivative have not yet been performed. Your response should describe all facts and circumstances considered in arriving at your conclusion.

18.   We note your adjustment (29). Please reconcile for us the $11,315,000 in your table to the amounts discussed in your footnote. Further, please revise your filing to include this reconciliation.

Unaudited Pro Forma Consolidated Statement of Operations for the Year ended December 31, 2012, pages F-17 – F-19

19.   We note your pro forma adjustment of 29,412,000 shares to the basic and diluted weighted average common shares. Please tell us and revise you filing to clarify the nature of this adjustment.

Notes to Unaudited Pro Forma Consolidated Statements of Operations, page F-20

20.   We note your adjustment (17) and your disclosure that it excludes estimated closing costs of $252.0 million expected to be incurred for the Cole Merger. Please tell us if the $252.0 million includes certain fees and expense reimbursements payable disclosed on page 20. To the extent that these fees and reimbursement amounts are not included in this amount, please tell us how you determined it was not necessary to disclose the amount of these fees and reimbursement amounts as a footnote to your Unaudited Pro Forma Consolidated Statements of Operations or as an adjustment to cash and accumulated deficit on the Unaudited Pro forma Consolidated Balance Sheet.

21.   We noted the following disclosures in your filing: (1) restricted stock grants in the amount of 10,000 shares to each of the independent directors that will become vested disclosed on page 21, (2) $7,401,732 payment to Messrs. Holland and McAllaster disclosed on page 147, (3) various payments under the Letter Agreements disclosed on page 148, (4) payment of cash retention bonuses on disclosed on page 150 and (5) golden parachute compensation disclosed on page 150. Please tell us how you determined it was not necessary to disclose these items within a footnote to your Unaudited Pro Forma Consolidated Statements of Operations nor reflect these items as an adjustment on your Unaudited Pro forma Consolidated Balance Sheet. Please advise or revise.

Exhibits Index

22.   Please tell us why you have not included Annex A, the Voting Agreement, to the Merger Agreement. Please refer to Item 601(b)(2). Please supplementally furnish the staff with a copy of the agreement.

23.   We note that you will be filing certain exhibits by amendment. If you are not in a position to file the legal and tax opinions with the next amendment, please provide us with draft copies for our review.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Jennifer Monick, Staff Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel